# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**December 1, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Inspire Pharmaceuticals, Inc.**

**File No. 1-31577   CF#24209**

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Inspire Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 4, 2002.

Based on representations by Inspire Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1        through October 4, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Christian Windsor
Special Counsel